December 15, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bellicum Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No 333-200328)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 6,250,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. (EST) on December 17, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 9, 2014 through the date hereof:

Preliminary Prospectus dated December 9, 2014:

988 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

JEFFERIES LLC
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the several Underwriters

By: JEFFERIES LLC

By:	/s/ Jesse Mark
Name:	Jesse Mark
Title:	Managing Director

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Jarrett
Name:	Jennifer Jarrett
Title:	Managing Director